UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Callaway Golf Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

131193104
(CUSIP Number)

Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, Rhode Island 02903
(401) 751-1700

with a copy to:

Kevin J. Sullivan
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, MA 02110-1800
(617) 772-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Statement, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 131193104	13D	Page 2 of 7
1	NAMES OF REPORTING PERSONS
PEP TG INVESTMENTS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,305,290 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,305,290 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,305,290 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.06%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP TG Investments LP is calculated based on a total of 186,099,797 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Callaway Golf Company (the “Issuer”) deemed issued and outstanding, which includes (i) 185,969,733 shares of Common Stock outstanding as of August 31, 2021, as set forth in the Issuer’s Prospectus Supplement dated September 15, 2021 and filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2021 (the “Prospectus Supplement”), and (ii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined in Item 3).

CUSIP No. 131193104	13D	Page 3 of 7
1	NAMES OF REPORTING PERSONS
PEP TG INVESTMENTS GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,305,290 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,305,290 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,305,290 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.06%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The ownership percentage set forth herein for PEP TG Investments GP LLC is calculated based on a total of 186,099,797 shares of Common Stock the Issuer deemed issued and outstanding, which includes (i) 185,969,733 shares of Common Stock outstanding as of August 31, 2021, as set forth in the Issuer’s Prospectus Supplement, and (ii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined in Item 3).

CUSIP No. 131193104	13D	Page 4 of 7
1	NAMES OF REPORTING PERSONS
MICHAEL DOMINGUEZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,305,290 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,305,290 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,305,290 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.06%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
The ownership percentage set forth herein for Michael Dominguez is calculated based on a total of 186,099,797 shares of Common Stock the Issuer deemed issued and outstanding, which includes (i) 185,969,733 shares of Common Stock outstanding as of August 31, 2021, as set forth in the Issuer’s Prospectus Supplement, and (ii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined in Item 3).

CUSIP No. 131193104	13D	Page 5 of 7
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement the statement on Schedule 13D originally filed by the Reporting Persons on March 8, 2021 (the “Schedule 13D”) Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

On September 20, 2021, PEP TG Investments LP sold to the several underwriters named in Schedule I (the “Underwriters”) in that certain Underwriting Agreement dated September 15, 2021 (the “Underwriting Agreement”) by and among PEP TG Investments LP, the Issuer and Goldman Sachs & Co. LLC, as representative of the Underwriters, an aggregate of 4,600,000 shares of Common Stock for $27.64125 per share (the “Offering”). In connection with the Offering, PEP TG Investments LP entered into a customary “lock-up” agreement with the Underwriters, dated September 15, 2021 (the “Lock-up Agreement”), pursuant to which PEP TG Investments LP generally agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of any shares of Common Stock or securities convertible into, or exchangeable or exercisable for, shares of Common Stock, for 55 days after the date of the final prospectus supplement relating to the Offering without prior written consent from the Underwriters.

The foregoing description of the Underwriting Agreement and the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is attached as Exhibit 99.2, and a form of the Lock-up Agreement, which is attached as Annex I to the Underwriting Agreement, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 of this Statement is incorporated by reference in this Item 5.

(a) and (b)  Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the beneficial ownership, with respect to each Reporting Person, disclosed on this Statement includes shares of Common Stock that are issuable upon exercise of the Warrant.  The applicable ownership percentages are calculated, with respect to each Reporting Person, as a percentage of the sum of (i) 185,969,733 shares of Common Stock outstanding as of August 31, 2021, as set forth in the Prospectus Supplement dated September 15, 2021 and filed with the Securities and Exchange Commission on September 16, 2021, and (ii) 130,064 shares of Common Stock subject to the Warrant (such sum, the “Outstanding Common Stock”).

As a result of the Merger and the Transaction Agreements and following the Offering:

CUSIP No. 131193104	13D	Page 6 of 7
•	PEP TG Investments LP directly holds 24,305,290 shares of Common Stock or approximately 13.06% of the Outstanding Common Stock;

•
PEP TG Investments GP LLC is the sole general partner of PEP TG Investments LP.  PEP TG Investments GP LLC may be deemed to beneficially own 24,305,290 shares of Common Stock or 13.06% of the Outstanding Common Stock by virtue of its position as sole general partner of PEP TG Investments LP; and

•
Michael Dominguez is the sole member of PEP TG Investments GP LLC.  Michael Dominguez may be deemed to beneficially own 24,305,290 shares of Common Stock or 13.06% of the Outstanding Common Stock by virtue of his position as the sole member of PEP TG Investments GP LLC.

PEP TG Investments GP LLC disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement should not be construed as an admission that PEP TG Investments GP LLC is, for the purpose of Schedule 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Michael Dominguez disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement should not be construed as an admission that Michael Dominguez is, for the purpose of Schedule 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Except as set forth in this Item 5(a), none of the Reporting Persons beneficially own any shares of Common Stock.

(c) Except for the Offering described above, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth under Item 4 of this Amendment No. 1 is incorporated by reference in this Item 6.

Item 7.	Material to Be Filed as Exhibits

99.2
Underwriting Agreement, dated September 15, 2021, by and among PEP TG Investments LP, the Underwriters and the Issuer (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on September 16, 2021).

CUSIP No. 131193104	13D	Page 7 of 7
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2021	PEP TG INVESTMENTS LP
By: PEP TG Investments GP LLC
its General Partner

/s/ Michael Dominguez
	Name:	Michael Dominguez
	Title:	Authorized Signatory

Date: September 22, 2021	PEP TG INVESTMENTS GP LLC

/s/ Michael Dominguez
	Name:	Michael Dominguez
	Title:	Authorized Signatory

Date: September 22, 2021	MICHAEL DOMINGUEZ

/s/ Michael Dominguez
	Name:	Michael Dominguez